

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

<u>Via E-mail</u>
Kevin Moriarity
Chief Financial Officer
Avnet, Inc.
2211 South 47th Street
Phoenix, AZ 85034

      Re: Avnet, Inc.
              Form 10-K for the Fiscal Year Ended June 29, 2013
              Filed August 9, 2013
              File No. 001-04224

Dear Mr. Moriarity:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Brian Cascio

                       Brian Cascio
                       Accounting Branch Chief